Filed by LGL Systems Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: LGL Systems Acquisition Corp.

Commission File No. 001-39125

Business Insider Article on General (Ret.) Keith Alexander and

IronNet Cybersecurity, Inc.

March 18, 2021

Startup IronNet is going public via a $1.2 billion SPAC deal, and its founder says it's to accelerate the development of its cybersecurity tools to protect America

Insider

Jeff Elder

March 18, 2021

•	Former head of the NSA and Cyber Command Keith Alexander says the US must reorganize cybersecurity.
•	Alexander is CEO of cybersecurity startup IronNet, which announced it is going public via SPAC.
•	Alexander believes the US needs one official to oversee all of cybersecurity for the nation.

If the SolarWinds cyberattacks had sought to destroy US networks rather than just spy on them, "the financial impact on this country would have been huge," says retired US Army General Keith Alexander, formerly the nation's top cybersecurity official.

"We're not ready for that," Alexander says of the inevitable next wave of sweeping cyberattacks, which he says could be much more destructive. "We haven't war-gamed that out, nor have we trained the public and private sector on how they're going to operate. But that's going to come, and we're not ready."

Such attacks are coming, and America is unprepared, says Alexander, who may be uniquely qualified to assess the government and industry sides of American cybersecurity. Alexander is the longest-serving head of the National Security Agency and founder of US Cyber Command – two of the federal government's main cybersecurity agencies. In a switch of roles one doesn't see often, Alexander is now the founder of an edgy cybersecurity startup, IronNet.

This week IronNet announced it is going public with special purpose acquisition company LGL Systems Acquisition Corp. at a valuation of approximately $1.2 billion. IronNet, a Washington, DC, area company of 250 people, previously raised nearly $282 million in venture capital from investors including Bridgewater Associates, ForgePoint Capital, and Kleiner Perkins.

The deal makes it the latest startup opting to go public via SPAC — a company created to merge or acquire another business and take it public quickly and on a budget — rather than a traditional IPO.

Alexander said the urgent need for cybersecurity innovation was the reason to go public via this route. A traditional IPO route would have taken up to two years, he said, and IronNet has unique technology the country needs now, he believes. "We're a little early, to be honest. The valuation would have been bigger later."

Cybersecurity world searching for new answers

From the US Senate to Silicon Valley, America is searching for cybersecurity answers after two gigantic hacks – the SolarWinds and the Microsoft Exchange attacks – rocked thousands of companies and government agencies.

How can the US government and cybersecurity industry work together to fend off Russia, China, and cyber-criminals? The federal government – not known for speedy adoption of innovation – needs to embrace new solutions fast. But how government and industry come together to bolster US cybersecurity is not yet clear.

Alexander believes his startup and other companies have answers. IronNet combines three emerging cybersecurity trends – artificial intelligence, behavioral analytics, and intelligence sharing – for the new kind of tools many say the government and US companies need.

Behavioral analytics study how things transpire online. Most people might be familiar with behavioral analytics in mobile devices that learn to recognize users’ faces and voices. But behavioral analytics can also watch networks to learn what is normal, and what is an anomaly – like a hacker. AI can sift through those anomalies to see what is important for cybersecurity teams to look into. And information sharing can help different organizations see if they are facing similar attacks.

Could that kind of new cybersecurity system have caught SolarWinds or the Microsoft Exchange attacks? It’s impossible to say. But Alexander believes American government and industry must start adopting the latest cybersecurity tools. “Everyone needs innovation,” Alexander says.

Alexander is now shopping the IronNet tools to some of the same military personnel who once worked for him – reluctantly, he says. “I didn’t want to, initially,” he told Insider, sensitive to selling something to his former staff. “Everyone worked for me. After six years some of them came to me and said, ‘hey, what you’re doing is what our nation needs. Get over it.’”

Startups and companies ready to plunge into fixing America’s vulnerabilities will play a big part, he believes.

“I think some companies can act like they’re a startup, and others are going to go through a drawn-out process, which may not be helpful right now,” he says.

SentinelOne, Hunters Security, and ReliaQuest are also startups with AI tools that could help prevent future attacks, experts say. More established public companies CrowdStrike, FireEye, and Palo Alto Networks will also play a key role in guarding the nation’s infrastructure against hackers.

Alexander says US cybersecurity must reorganize

But in order for the government to fend off attacks, Alexander says it must get better organized.

"I think nine different federal agencies or departments were hacked by SolarWinds, and none of them knew the other ones were being hacked. That's crazy!"

Alexander believes the nation needs a chief cybersecurity officer, rather than several overseeing different agencies. Today, Brandon Wales is acting director of the Cybersecurity and Infrastructure Security Agency; General Paul Nakasone oversees the NSA; Anne Neuberger is deputy national security advisor; and Chris DeRusha is the US chief information security officer. More Biden cybersecurity appointees are expected.

"Having a singular person who could shift resources, people, and money around at a time when the nation needs them" would help "ensure the security of this country," Alexander believes. "Give them the resources and then hold them accountable."

Alexander says he believes there should be better collaboration between government and industry, but that federal organization is a priority. "There is no collective defense in the government," he says. "Think about that. We should fix that."

Important Information and Where to Find It

This Report relates to a proposed transaction between LGL Systems Acquisition Corp. (“LGL”) and IronNet Cybersecurity, Inc. (“IronNet”). LGL intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement and prospectus of LGL. The proxy statement/prospectus will be mailed to stockholders of LGL as of a record date to be established for voting on the proposed business combination. LGL also will file other relevant documents from time to time regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF LGL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED BY LGL FROM TIME TO TIME WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about LGL and IronNet once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by LGL when and if available, can be obtained free of charge on LGL’s website at https://www.dfns.ai or by directing a written request to LGL Systems Acquisition Corp., 165 Liberty St., Suite 220, Reno, NV 89501 or to info@dfnsi.ai.

Participants in the Solicitation

LGL and IronNet and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of LGL’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of LGL’s directors and officers in LGL’s filings with the SEC, including LGL’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 4, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to LGL’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the proxy statement/prospectus that LGL intends to file with the SEC.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

This Transcript includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding IronNet’s future valuation if it had not elected to go public via a SPAC. When used in this Report, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements, including statements relating to IronNet’s future financial performance. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside LGL’s or IronNet’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by LGL stockholders; the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the proposed business combination; costs related to the proposed business combination; IronNet’s ability to execute on its plans to develop and market new products and the timing of these development programs; IronNet’s estimates of the size of the markets for its products; the rate and degree of market acceptance of IronNet’s products; the success of other competing technologies that may become available; IronNet’s ability to identify and integrate acquisitions; the performance of IronNet’s products; potential litigation involving LGL or IronNet; and general economic and market conditions impacting demand for IronNet’s products. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of LGL’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and proxy statement/prospectus discussed below and other documents filed by LGL from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and neither LGL nor IronNet undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.